SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

SanDisk Corporation and Western Digital Corporation (issuers) and SanDisk Corporation (offeror)

(Name of Subject Company and Filing Person (issuer) and Name of Filing Person (offeror))

1.5% Convertible Senior Notes due 2017

0.5% Convertible Senior Notes due 2020

(Title of Class of Securities)

80004CAD3

80004CAF8

(CUSIP Number of Class of Securities)

Michael C. Ray, Executive Vice President, Chief Legal Officer and Secretary

Western Digital Corporation

3355 Michelson Drive, Suite 100

Irvine, California 92612

(949) 672-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$2,502,620,682.71	$252,013.90

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 1.5% Convertible Senior Notes due 2017 (the “2017 Notes”) and the 0.5% Convertible Senior Notes due 2020 (the “2020 Notes” and, together with the 2017 Notes, the “Notes”), as described herein, is 100% of the outstanding principal amount of the Notes, plus accrued and unpaid interest to, but not including, the purchase date. As of May 11, 2016 there was $2,496,699,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $2,502,620,682.71
(2)	The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture dated as of August 25, 2010 with respect to the 2017 Notes between SanDisk Corporation (the “Company”) and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”) as amended, supplemented or otherwise modified from time to time, including by the First Supplemental Indenture to the 2017 Indenture, dated May 12, 2016, among the Company, the Trustee and Western Digital Corporation (“Parent”) (the “2017 Indenture”) and the Indenture dated as of October 29, 2013 with respect to the 2020 Notes between the Company and the Trustee as amended, supplemented or otherwise modified from time to time, including by the First Supplemental Indenture to the 2020 Indenture, dated May 12, 2016, among the Company, the Trustee and Parent (the “2020 Indenture” and, together with the 2017 Indenture, the “Indentures”) and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $2,000 or an integral multiple of $1,000 in excess thereof, on June 10, 2016 (the “Designated Event Repurchase Date”) pursuant to the terms and conditions of the Designated Event Company Notice and Offer to Purchase dated May 12, 2016 (as it may be amended and supplemented from time to time, the “Designated Event Company Notice”), attached hereto as Exhibit (a)(1), the Indentures and the Notes.

Holders may tender their Notes until 11:59 p.m., New York City time, on June 9, 2016.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Designated Event Company Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Designated Event Company Notice.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Designated Event Company Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The names of the issuers are SanDisk Corporation and Western Digital Corporation. The address and telephone number of the issuer’s principal executive offices are: with respect to the Company, 951 SanDisk Drive, Milpitas, California 95035, (408) 801-1000 and, with respect to Parent, Western Digital Corporation 3355 Michelson Drive, Suite 100, Irvine, California 92612, (949) 672-7000.

SanDisk Corporation is a wholly-owned subsidiary of Western Digital Corporation.

(b) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 2 — Information Concerning the Notes” of the Designated Event Company Notice is incorporated herein by reference.

(c) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 2.4 — Market for the Notes and the Shares of Parent Common Stock” of the Designated Event Company Notice is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Designated Event Company Notice is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the sections entitled “Summary Term Sheet,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 2 — Information Concerning the Notes,” “Important Information Concerning

the Purchase Right and Make-Whole Conversion Right — Section 3 — Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 4 — Right of Withdrawal,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 6 — Notes Acquired or Converted,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 10 — Purchases of Notes by the Company and Its Affiliates” and “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 11 — Certain United States Federal Income Tax Consequences” of the Designated Event Company Notice is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in the section entitled “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Designated Event Company Notice is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Except as noted in the information set forth in the sections entitled “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 10 — Purchases of Notes by the Company and Its Affiliates” of the Designated Event Company Notice, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 2.1 — The Company’s Obligation to Purchase the Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 6 — Notes Acquired or Converted,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 7 — Plans or Proposals of the Company” and “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 12 — Additional Information” of the Designated Event Company Notice is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Designated Event Company Notice is incorporated herein by reference.

(b) There are no material financing conditions in connection with the Company’s obligation to pay the Purchase Price for the surrendered Notes.

(d) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Designated Event Company Notice is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Designated Event Company Notice is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” the Designated Event Company Notice is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 13 — No Solicitations” of the Designated Event Company Notice incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Purchase Right is not subject to any financing conditions and the Purchase Right applies to all outstanding Notes.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Purchase Right is not subject to any financing conditions and the Purchase Right applies to all outstanding Notes.

Item 11.	Additional Information.

(a) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 12 — Additional Information” of the Designated Event Company Notice is incorporated herein by reference.

(b) The information set forth in the Designated Event Company Notice is incorporated herein by reference.

Exhibit Number	Description

(a)(1)*	Designated Event Company Notice and Offer to Purchase, dated May 12, 2016.

(a)(5)(A)†	Notice of Supplemental Indenture to the 2017 Indenture (incorporated by reference to Exhibit 99.1 of SanDisk Corporation’s Current Report on Form 8-K filed on May 12, 2016).

(a)(5)(B)†	Notice of Supplemental Indenture to the 2020 Indenture (incorporated by reference to Exhibit 99.2 of SanDisk Corporation’s Current Report on Form 8-K filed on May 12, 2016).

(b)	Not applicable.

(d)(1) †	Indenture, dated as of August 25, 2010, between SanDisk Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of SanDisk Corporation’s Current Report on Form 8-K filed on August 25, 2010).

(d)(2) †	First Supplemental Indenture to the Indenture dated August 25, 2010, dated as of May 12, 2016, by and among SanDisk Corporation, The Bank of New York Mellon, as trustee, and Western Digital Corporation (incorporated by reference to Exhibit 4.2 of SanDisk Corporation’s Current Report on Form 8-K filed on May 12, 2016).

(d)(3) †	Indenture, dated as of October 29, 2013, between SanDisk Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of SanDisk Corporation’s Current Report on Form 8-K filed on October 29, 2013).

(d)(4) †	First Supplemental Indenture to the Indenture dated October 29, 2013, dated as of May 12, 2016, by and among SanDisk Corporation, The Bank of New York Mellon, as trustee, and Western Digital Corporation (incorporated by reference to Exhibit 4.1 of SanDisk Corporation’s Current Report on Form 8-K filed on May 12, 2016).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SanDisk Corporation

By:	/s/ Michael C. Ray
President and Secretary

Dated: May 12, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Designated Event Company Notice and Offer to Purchase, dated May 12, 2016.

(a)(5)(A)†	Notice of Supplemental Indenture to the 2017 Indenture (incorporated by reference to Exhibit 99.1 of SanDisk Corporation’s Current Report on Form 8-K filed on May 12, 2016).

(a)(5)(B)†	Notice of Supplemental Indenture to the 2020 Indenture (incorporated by reference to Exhibit 99.2 of SanDisk Corporation’s Current Report on Form 8-K filed on May 12, 2016).

(b)	Not applicable.

(d)(1) †	Indenture, dated as of August 25, 2010, between SanDisk Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of SanDisk Corporation’s Current Report on Form 8-K filed on August 25, 2010).

(d)(2) †	First Supplemental Indenture to the Indenture dated August 25, 2010, dated as of May 12, 2016, by and among SanDisk Corporation, The Bank of New York Mellon, as trustee, and Western Digital Corporation (incorporated by reference to Exhibit 4.2 of SanDisk Corporation’s Current Report on Form 8-K filed on May 12, 2016).

(d)(3) †	Indenture, dated as of October 29, 2013, between SanDisk Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of SanDisk Corporation’s Current Report on Form 8-K filed on October 29, 2013).

(d)(4) †	First Supplemental Indenture to the Indenture dated October 29, 2013, dated as of May 12, 2016, by and among SanDisk Corporation, The Bank of New York Mellon, as trustee, and Western Digital Corporation (incorporated by reference to Exhibit 4.1 of SanDisk Corporation’s Current Report on Form 8-K filed on May 12, 2016).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Filed herewith.